

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2025

Corrado De Gasperis
Executive Chairman and Chief Executive Officer
Comstock Inc.
117 American Flat Road
Virginia City, NV 89440

Re: Comstock Inc.
Registration Statement on Form S-3
Filed March 25, 2025
File No. 333-286091

Dear Corrado De Gasperis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Clyde Tinnen, Esq.